■ PITCH VIDEO   ■ INVESTOR PANEL

INVEST IN **SWOPBLOCK**

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Introducing autonomous crypto trading between peers. Never trust anyone with your crypto ever again.

swopblock.org   Martinsburg PA   🐦

Technology   Marketplace   Fintech & Finance   SaaS

Blockchain & Web3

OVERVIEW   UPDATES   WHAT PEOPLE SAY   ASK A QUESTION

Highlights

(1)   🤝 Self-custodial crypto trading powered by 100% distributed liquidity



2 💥 Positioned to disrupt a U.S. Market of $7.8 billion / U.S. Market CAGR 28.3%

3 🚀 Over 18 million $SWOBL (crypto) have been certified for over 700 investors

4 📈 We raised over $600k from crowdfunding on Wefunder in 2022

5 💡 Patent pending on our Consensus Mechanism and Liquidity Stream

6 🖼️ Planning to launch Swopblock beta by end of 2023, 1.0 by end of 2024

Our Team



Jeff Hilde   CEO / Inventor & Founder

Jeff is an accomplished Research Engineer (sole inventor on 11 patents) who has led the research development of AI innovations for lidar sensor technologies providing breakthroughs in capabilities to locate & identify mobile vehicles on land and sea.

I've been interested in and have researched digital currencies and blockchain technologies for many years. When cryptocurrencies emerged I recognized that blockchain technology would be the ideal platform for the implementation of my currency exchange innovation, we now call Swopblock.



Austin Hilde   CCO / Communications

While at Amazon's global ad agency Austin lead the launch of new technologies such as Alexa, Echo, Echo Show, FireTV, and more. Throughout his career he has worked with several Fortune 500 companies including Nike and Microsoft.



Our Pitch

swopblock
Trade crypto without the middle-man.
Introducing autonomous crypto trading between peers. Never trust anyone with your crypto ever again.
12:30
YOUR CRYPTO
SWOPBLOCK
SWOBL
$26,628.20
YOUR CRYPTO
ETHEREUM
YOUR CRYPTO
BITCOIN
$42,862.60









THE PROBLEM

Not your keys.
Not your crypto.
Not your trade.





UNVERIFIED TRUST REQUIRED

Central exchange trading apps cannot and do not allow you to keep custody of your crypto keys while trading, meaning you have to give up your assets to them. As a result, billions have gone missing (FTX case and point). Because these exchanges have custody of your crypto key, you're at risk of losing it all.



Beware of the Liquidity Pools.

Decentralized exchanges try to solve this problem by using Liquidity Pools.

Liquidity Pools distribute tokens only, piling up the actual cash under the custody of the pool owners, making them incredibly vulnerable and tempting targets for attackers.

Unfortunately this means ownership is again distributed by trust only, not by actual custody of crypto keys.



Float up the Liquidity Stream.

Self-custodial crypto trading powered by 100% distributed liquidity.

Swopblock is a protocol solution that allows people to keep custody of their crypto keys, even while trading. And distributes liquidity across all users wallets, which means there no tempting pile of cash for hackers to target.



Your keys. Your crypto. Your trade.

Swopblock's Liquidity Stream flows between peers. Now you can bring your own liquidity to your trade. No more middlemen.



Any blockchain can join our Liquidity Stream.

The Swopblock protocol is powered by SWOBL (Swopblock's crypto), which acts as a liquidity adaptor for blockchains such as ETH, BTC, and more – meaning Swopblock's Liquidity Stream is 100% distributed to SWOBL owners.


Introducing the
Liquidity Stream.

Swopblock's exclusive Liquidity Stream technology is a protocol powered by 100% distributed liquidity (SWOBL), utilizing it as a free flowing medium of exchange that provides the market volume equilibrium necessary for autonomous cross-blockchain trading between peers.

The stream's liquidity (SWOBL)

Confirmed orders locking into the Liquidity Stream

Order matching between peers

The Liquidity Stream (market volume equalibrium)

Executed trades



Immediate price locking
of a BTC order

Stream locked SWOBL

Fast.
Trade cryptos live.

SWOBL liquifies cryptos for fast cross-blockchain exchange. SWOBL is the liquidity that powers trading volume equilibrium and immediately price locks crypto assets into the flow of the Liquidity Stream enabling live trading between cryptos (flow is the market volume of SWOBL trading within the Swopblock protocol).



Bring your own liquidity to
your trade, without it leaving
the safety of your wallet.

Secure.
Own your trade.

The SWOBL cash in your wallet is the liquidity needed for trading. In fact 100% of the liquidity used by the Liquidity Stream is distributed in this way, secured across all user's wallets. Using the SWOBL cash already in your wallet means you safely bring your own liquidity to your trade, making you your own middleman.

Universal.
Bring any crypto.

Swopblock's consensus mechanism proof-of-relay combines proof-of-stake and proof-of-work to relay crypto blocks into a Swopblock, a super block that contains all relay blocks. This enables the sequencing of any kind of blockchain block (BTC, ETH, etc.) into a common consensus for live crypto trading.



MARKET OPPORTUNITY



28.3%
U.S. Market CAGR
2022 – 2030

$7.8 billion
U.S. Market Size
2021



U.S. Crypto Exchange Platform Market
size, by crypto type, 2021 – 2030 (USD Billion)

Source: Grand View Research

$7.8B

2021 2022 2023 2024 2025 2026 2027 2028 2029 2030

● Bitcoin ● Ethereum ● Cardano ● Solano ● Others

Global Market
The global cryptocurrency exchange platform market size was valued at USD 30.18 billion in 2021 and is expected to grow at a compound annual growth rate (CAGR) of 27.8% from 2022 to 2030.

Top Crypto Exchanges

Source: Coin Market Cap

Name	Volume (24hr)	Avg. Liquidity	No. Markets
Binance	$14.2B	878	1691
Coinbase	$1.8B	760	595
Kraken	$0.7B	759	713

REVENUE MODEL



Three streams of revenue.



#1

Freemium Software

The freemium model of software licensing of Swopblock score validation node software will be free to most people but will generate software license revenue for those node operators that want the benefits of premium features.



#2

Transaction Fees & Royalties

Licensed nodes will profit from a transaction fee-net-reward income that is structured like the merchant fee-net-cashback model of the major credit card companies and a Swopblock royalty will be charged against these fees.



#3

✦ SWOBL Crypto Appreciation ✦

SWOBL is the medium of exchange within the Swopblock protocol. As trading demand increases SWOBL's value will follow. Investors, traders, and holders of SWOBL (including Swopblock) will be able to **capitalize on these gains.**

PERKS

Invest in Swopblock.
Get crypto as a Perk.

The Swopblock protocol is powered by 52.8 million SWOBL (Swopblock's crypto) and we are giving early investors a portion of this SWOBL as a Perk according to your investment size.

INVEST $100

- Get 100 $SWOBL

INVEST $1,000

- Get 1,250 $SWOBL
+ Plus First 100 investors are entered to WIN a bonus 100,000 $SWOBL
+ Plus the lower level perks, equaling 1,350 $SWOBL

INVEST $10,000

- Get 15,000 $SWOBL
+ Plus 1 hour group Q&A meeting with Swopblock Founder & Inventor
+ Plus the lower level perks, equaling 16,350 $SWOBL

INVEST $100,000

- Get 175,000 $SWOBL
+ Plus 1 hour 1 on 1 Q&A meeting with Swopblock Founder & Inventor
+ Plus the lower level perks, equaling 191,350 $SWOBL



THE ULTIMATE PERK

WIN 100,000 crypto

First 100 investors are entered to win!

SWOBL ,Swopblock's crypto, powers our exchange protocol.
Invest $1,000 or more to be entered to win.



Own Swopblock's SWOBL. Own the power of trade.

FINANCIALS

Swopblock Income Budget

2023 - 2024 (4.4 mil)



30%
Software Dev
Developer sponsorship
Hardware and Software tools
Network testing
Feature grants
Security audits
Debugging bounties

30%
Marketing
Brand planning/strategy
Website, PR, and social
Content development
Media planning/purchasing

25%
App Design
Research
UX Design
Developement
Beta release

7.5%
Wefunder
Crowdfunding fee

6.25%
Crypto
BIT initial purchase
ETH initial purchase

1.25%
Startup

Patent fees
Legal fees
Operational costs

FUNDING GOAL



$4.4 million

2 year expense budget



Swopblock Beta

Swopblock 1.0

800k
600k
400k
200k

2023 budget forecast (1.4 mil)

2024 budget forecast (3 mil)

● App Design   ● Software Dev   ● Marketing   ● Other Exp

2023 budget breakdown (1.4mil)

App Design	**$485k**
Research	$45k
UX Design	$105k
Developement	$210k
Beta testing & release	$125k

Software Dev	**$526k**
Developer sponsorship	$220k
Hardware and software tools	$52k
Network testing	$34k
Feature grants	$140k
Debugging bounties	$80k

Marketing	**$420k**
Brand planning/strategy	$70k
Website, PR, and social	$95k
Content development	$135k

Other Exp	**$192.5k**
Crypto	$70k

Content development $125k
Media planning/purchasing $140k
Wefunder $105k
Startup $17.5k
Forward looking projections cannot be guaranteed.

Forward looking projections cannot be guaranteed.

TRACTION
2022
TEAM
Found key team members such as a Financial Director, and Lead Programers.
SIMULATION
Github simulation hosted for developer download.
PATENT
Filing patent for our Proof or Relay Consensus Mechanism and our Liquidity Stream Execution Mechanism.
WHITE PAPER
White paper detailing our Proof or Relay Consensus Mechanism and our Liquidity Stream Execution Mechanism.
SWOBL
CRYPTO CERTIFICATES
18,851,900 SWOBL certificates have been documented and sent out to investors.
2023
SWOPBLOCK LIVE
USER INTERFACE
BETA LAUNCH



















A web-based demo app live for investors and developers to check out.

UX and features complete and ready to plug into Swopblock's engine.

Swopblock APP launch for developers on the Microsoft, Apple, and Google app stores.

Forward looking projections cannot be guaranteed.

Forward looking projections cannot be guaranteed.

LEADERSHIP





JEFF / Inventor & Founder

Jeff is an accomplished Research Engineer who has led the research development of artificial intelligence innovation for the Office of Naval Research providing advances and breakthroughs in the navy's capability to locate and identify mobile targets with visible, infrared, radar, and laser video sensors. Invention has been the backbone of his career. Receiving over 10 patents to date, he continues to invent in new industries bringing that same breakthrough thinking to new complex problems.



AUSTIN / Communications

While at Amazon's global ad agency Austin lead the development of breakthrough ideas that have launched new technologies such as Alexa, Echo, Echo Show, FireTV, and more. Most recently he has reinvented Amazon's creative approach to event marketing, delivering real results that have increased customer brand recall and purchase intent. Throughout his career he has worked with several Fortune 500 companies including Nike and Microsoft.



In 2022 our team has **grown 150%.**

Swopblock's mission

is to give the power of crypto back to the people, extending crypto's original promise of a decentralized currency by offering a decentralized means of exchange.



Downloads

Swopblock Whitepaper 2023.pdf

Swopblock Pitch Deck 2023.pdf